Exhibit 99.3

Consolidated Interim Financial Statements

(Unaudited)

Transition Therapeutics Inc.

For the six and three month periods ended December 31, 2011 and 2010

1

CONSOLIDATED BALANCE SHEETS

(Unaudited)

As at

In Canadian Dollars	Note	December 31, 2011	June 30, 2011	July 1, 2010

Assets
Current assets
Cash and cash equivalents	6	17,559,070	17,422,364	16,570,033
Short term investments	6	5,006,767	5,038,356	10,507,822
Trade and other receivables		78,498	155,477	125,501
Investment tax credits receivable		483,553	368,624	206,313
Prepaid expenses and deposits		328,715	751,000	549,218
		23,456,603	23,735,821	27,958,887

Non-current assets
Property and equipment		250,928	400,581	605,637
Intangible assets	7	18,153,438	19,043,086	21,095,002
Total assets		41,860,969	43,179,488	49,659,526

Liabilities
Current liabilities
Trade and other payables	8	675,017	945,360	2,090,403
Current portion of contingent consideration payable	11	2,321,373	2,321,373	-
Deferred revenue	9	-	-	1,299,994
		2,996,390	3,266,733	3,390,397

Non-current liabilities
Contingent consideration payable	11	1,434,958	1,434,958	3,081,500
Leasehold inducement		40,011	45,727	57,160
		4,471,359	4,747,418	6,529,057

Equity attributable to owners of the Company
Share capital	12	165,334,259	160,498,537	160,498,537
Contributed surplus	12	12,594,520	11,840,574	4,800,368
Share-based payment reserve	12	3,208,377	3,179,327	9,228,319
Deficit		(143,747,546)	(137,086,368)	(131,396,755)
		37,389,610	38,432,070	43,130,469

Total liabilities and equity		41,860,969	43,179,488	49,659,526

Contingencies and commitments	15

The notes are an integral part of these consolidated financial statements.

Tony Cruz	Christopher Henley
Director	Director

2

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

For the six and three month periods ended December 31, 2011 and 2010

(Unaudited)

In Canadian Dollars	Note	Six month period ended December 31, 2011	Six month period ended December 31, 2010	Three month period ended December 31, 2011	Three month period ended December 31, 2010

Revenues
Licensing fees	9	-	10,251,394	-	9,400,485
Cost of Sales	9	-	(1,299,994)	-	(449,085)
Gross Profit		-	8,951,400	-	8,951,400

Expenses
Research and development	13	4,112,634	3,994,279	1,963,356	1,930,781
Selling, general and administrative expenses	13	2,824,670	2,912,667	1,630,178	1,655,780
Loss on disposal of property and equipment		118,623	-	38,709	-

Operating income (loss)		(7,055,927)	2,044,454	(3,632,243)	5,364,839

Interest income		80,339	92,200	40,412	51,096
Interest expense		(851)	(441)	(241)	(247)
Foreign exchange gain (loss)		315,261	(86,134)	(198,349)	(19,704)
Change in fair value of contingent consideration payable	11	-	(388,769)	-	(200,157)
Net income (loss) and comprehensive income (loss) for the period		(6,661,178)	1,661,310	(3,790,421)	5,195,827
Basic and diluted net income (loss) per common share	14	(0.28)	0.07	(0.15)	0.22

The notes are an integral part of these consolidated financial statements.

3

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six month periods ended December 31, 2011 and 2010

(Unaudited)

		Attributable to equity holders of the company
		Number of common shares	Share capital	Contributed surplus	Share-based payment reserve	Deficit	Total equity
In Canadian Dollars	Note	#	$	$	$	$	$

Balance, July 1, 2011		23,217,599	160,498,537	11,840,574	3,179,327	(137,086,368)	38,432,070
Net loss and comprehensive loss for the period		-	-	-	-	(6,661,178)	(6,661,178)
Shares issued pursuant to a private placement	12	3,703,703	4,835,722	-	-	-	4,835,722
Share options expired, forfeited or cancelled	12	-	-	753,946	(753,946)	-	-
Share-based payment compensation expense	12	-	-	-	782,996	-	782,996
Balance, December 31, 2011		26,921,302	165,334,259	12,594,520	3,208,377	(143,747,546)	37,389,610

Balance, July 1, 2010		23,217,599	160,498,537	4,800,368	9,228,319	(131,396,755)	43,130,469
Net income and comprehensive income for the period		-	-	-	-	1,661,310	1,661,310
Share options expired, forfeited or cancelled	12	-	-	6,418,184	(6,418,184)	-	-
Share-based payment compensation expense	12	-	-	-	708,188	-	708,188
Balance, December 31, 2010		23,217,599	160,498,537	11,218,552	3,518,323	(129,735,445)	45,499,967

The notes are an integral part of these consolidated financial statements.

4

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

In Canadian Dollars	Note	Six month period ended December 31, 2011	Six month period ended December 31, 2010	Three month period ended December 31, 2011	Three month period ended December 31, 2010

Cash flows from operating activities
Net income (loss) for the period		(6,661,178)	1,661,310	(3,790,421)	5,195,827
Adjustments for:
Depreciation and amortization		916,177	1,214,021	454,928	543,894
Share-based payment compensation expense		782,996	708,188	438,021	423,221
Loss on disposal of property and equipment		118,623	-	38,709	-
Change in fair value of contingent consideration payable		-	388,769	-	200,157
Accrued interest		(30,911)	1,139	(15,157)	7,308
Unrealized foreign exchange (gain) loss		(275,964)	76,501	254,318	16,236
Deferred revenue recognized		-	(1,299,994)	-	(449,085)
Change in working capital	16	113,992	(8,672,504)	395,045	(9,064,393)
Net cash used in operating activities		(5,036,265)	(5,922,570)	(2,224,557)	(3,126,835)

Cash flows from investing activities
Maturity of short term investments		5,062,500	15,499,320	5,062,500	12,997,320
Purchase of short term investments		(5,000,000)	(10,000,000)	(5,000,000)	(10,000,00)
Purchase of property and equipment		(1,215)	(8,230)	-	(691)
Net cash provided by investing activities		61,285	5,491,090	62,500	2,996,629

Cash flows from financing activities
Net proceeds from private placement	12	4,835,722	-	4,835,722	-
Net cash provided by financing activities		4,835,722	-	4,835,722	-

Foreign exchange gains/(losses) on cash and cash equivalents		275,964	(76,501)	(254,318)	(16,236)

Net increase (decrease) in cash and cash equivalents		136,706	(507,981)	2,419,347	(146,422)
Cash and cash equivalents at beginning of period		17,422,364	16,570,033	15,139,723	16,208,494

Cash and cash equivalents at end of period	6	17,559,070	16,062,052	17,559,070	16,062,052

The notes are an integral part of these consolidated financial statements.

5

Notes to the Consolidated Interim Financial Statements

December 31, 2011

(Unaudited in Canadian dollars)

1.	GENERAL INFORMATION AND NATURE OF OPERATIONS

Transition Therapeutics Inc. and its subsidiaries (together the Company or Transition) was incorporated by Articles of Incorporation under the Business Corporations Act (Ontario) on July 6, 1998. The Company is a public company with common shares listed on both the NASDAQ and Toronto Stock Exchange and is incorporated and domiciled in Canada. The address of its registered office is 101 College Street, Suite 220, Toronto, Ontario, Canada.

The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company’s lead technologies are focused on the treatment of Alzheimer’s disease and diabetes.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

2.	Basis of preparation and adoption of IFRS

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) for interim financial statements, as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared using the historical cost convention except for the revaluation of certain financial assets and financial liabilities to fair value, including the contingent consideration payable.

The preparation of financial statements in conformity with IFRS requires use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

Application of IFRS 1, First-time Adoption of IFRS (IFRS 1)

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (CICA). In 2010, the CICA Handbook was revised to incorporate IFRS, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011 (July 1, 2011 for the Company). Accordingly the Company commenced reporting on this basis during fiscal 2012. In these consolidated financial statements, the term Canadian GAAP refers to Canadian GAAP before adoption of IFRS.

These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34 and IFRS 1. Subject to certain transition elections disclosed in Note 4, the Company has consistently applied the same accounting policies in its opening IFRS balance sheet at July 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 4 discloses the impact of the transition to IFRS on the Company’s reported balance sheet, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended June 30, 2011.

The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of February 6, 2012, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending June 30, 2012 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

The interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended June 30, 2011 and the unaudited interim consolidated financial statements for the three-month period ended September 30, 2011. Note 4 discloses IFRS information for the year ended June 30, 2011 that is material to an understanding of these interim consolidated financial statements.

6

Notes to the Consolidated Interim Financial Statements

December 31, 2011

(Unaudited in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies that have been applied in the preparation of these interim consolidated financial statements are described in the interim consolidated financial statements for the three month period ended September 30, 2011 and have been applied to all periods presented unless otherwise stated.

4.	TRANSITION TO IFRS

The effect of the company’s transition to IFRS, described in note 2, is summarized in this note as follows:

(i)	Transition elections;
(ii)	Reconciliation of equity and comprehensive losses previously reported under Canadian GAAP to IFRS;
(iii)	Explanatory notes; and
(iv)	Adjustments to the statement of cash flows.

(i) The company has applied the following transition exceptions and exemptions to full retrospective application of IFRS:

As described in note (iii)

(a)	Business combinations

(d)	Share-based payments

7

Notes to the Consolidated Interim Financial Statements

December 31, 2011

(Unaudited in Canadian dollars)

(ii)	Reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS

	Note	As at December 31, 2010
		Canadian GAAP	Adjustment	IFRS
		$	$	$
Assets
Current assets
Cash and cash equivalents		16,062,052	-	16,062,052
Short term investments		5,007,363	-	5,007,363
Trade and other receivables		9,068,717	-	9,068,717
Investment tax credits receivable		254,862	-	254,862
Prepaid expenses and deposits		234,420	-	234,420
		30,627,414	-	30,627,414
Non-current assets
Property and equipment		546,398	-	546,398
Intangible assets		19,942,734	-	19,942,734

Total assets		51,116,546	-	51,116,546
Liabilities
Current liabilities

Trade and other payables		2,094,866	-	2,094,866
		2,094,866	-	2,094,866
Non-current liabilities
Contingent consideration payable	c	-	3,470,269	3,470,269
Leasehold inducement		51,444	-	51,444
		2,146,310	3,470,269	5,616,579
Equity attributable to owners of the company
Share capital		160,498,537	-	160,498,537
Contributed surplus		11,218,552	-	11,218,552
Share-based payment reserve	d	3,142,682	375,641	3,518,323
Deficit	b
	c		(3,470,269)
	d		(375,641)
		(125,889,535)		(129,735,445)
		48,970,236	3,470,269	45,499,967
Total liabilities and equity		51,116,546	-	51,116,546

8

Notes to the Consolidated Interim Financial Statements

December 31, 2011

(Unaudited in Canadian dollars)

	Note	For the year ended June 30, 2011
		Canadian GAAP	Adjustments	IFRS
		$	$	$
Revenues
Licensing fees	b	29,671,150	(19,419,756)	10,251,394
Cost of services	e	-	1,299,994	1,299,994
Gross Profit		29,671,150	20,719,750	8,951,400

Expenses
Research and development	d,e	7,972,204	377,225	8,349,429
Selling, general and administration	d,e	6,425,194	(1,072,331)	5,352,863
Amortization	e	2,106,878	(2,106,878)	-
Loss on disposal of property and equipment		116,312	-	116,312
		16,620,588	(2,801,984)	13,818,604
Operating income (loss)		13,050,562	17,917,766	(4,867,204)

Interest income		200,555	530	201,085
Interest expense		-	(530)	(530)
Foreign exchange gain/(loss)		(348,133)	-	(348,133)
Change in fair value of contingent consideration payable	c	-	674,831	(674,831)
Net income (loss) and comprehensive income (loss) for the year		12,902,984	(18,592,597)	(5,689,613)

9

Notes to the Consolidated Interim Financial Statements

December 31, 2011

(Unaudited in Canadian dollars)

	Note	For the six month period ended December 31, 2010			For the three month period ended December 31, 2010
		Canadian GAAP	Adjustments	IFRS	Canadian GAAP	Adjustments	IFRS
		$	$	$	$	$	$
Revenues
Licensing fees	b	29,671,150	(19,419,756)	10,251,394	29,671,150	(20,270,665)	9,400,485
Cost of services	e	-	1,299,994	1,299,994	-	449,085	449,085
Gross Profit		29,671,150	(20,719,750)	8,951,400	29,671,150	(20,719,750)	8,951,400

Expenses
Research and development	d,e	4,516,039	(521,760)	3,994,279	2,222,451	(291,670)	1,930,781
Selling, general and administration	d,e	3,992,078	(1,079,411)	2,912,667	2,651,149	(995,369)	1,655,780
Amortization	e	1,214,021	(1,214,021)	-	543,894	(543,894)	-
		9,722,138	(2,815,192)	6,906,946	5,417,494	(1,830,933)	3,586,561

Operating income (loss)		19,949,012	(17,904,558)	2,044,454	24,253,656	(18,888,817)	5,364,839

Interest income		91,759	441	92,200	50,849	247	51,096
Interest expense		-	(441)	(441)	-	(247)	(247)
Foreign exchange gain/(loss)		(86,134)	-	(86,134)	(19,704)	-	(19,704)
Change in fair value of contingent consideration payable	c	-	388,769	(388,769)	-	200,157	(200,157)

Net income and comprehensive income for the period		19,954,637	(18,293,327)	1,661,310	24,284,801	(19,088,974)	5,195,827

10

Notes to the Consolidated Interim Financial Statements

December 31, 2011

(Unaudited in Canadian dollars)

(iii)	Explanatory notes

a)	Business combinations

In accordance with IFRS transition provisions, the Company elected to apply IFRS 3 relating to business combinations prospectively from July 1, 2010. As such, Canadian GAAP balances relating to business combinations entered into before that date have been carried forward without adjustment.

b)	Deferred Revenue

Under IAS 18 – Revenue (IAS 18), the Company has recognized revenue on the Elan Pharma International Limited (Elan) contract based on the percentage of completion methodology. Due to the uncertainties in estimating the outcome of this contract, revenue has been recognized only to the extent of the direct costs incurred. Under Canadian GAAP as at July 1, 2010, the Company had deferred revenue of $20,719,750 in respect of this contract. Accordingly, at July 1, 2010, the Company has recognized revenue of $19,419,756 relating to the Company’s agreement with Elan under IAS 18 compared to nil in accordance with Canadian GAAP. For the three and six month periods ended December 31, 2010 and year ended June 30, 2011, revenue of $449,085, $1,299,994 and $1,299,994 respectively, was recognized under IAS 18 compared to $20,719,750 for all periods under Canadian GAAP.

c)	Contingent Consideration Payable

The Company acquired the ELND-005 (AZD-103) technology from Ellipsis Neurotherapeutic Inc. (“ENI”). Under the terms of the step-acquisition agreement with ENI, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price. Under IFRS, this contingent consideration is required to be measured as a financial liability at fair value and re-measured at each reporting date. Under Canadian GAAP, no liability was recognized. Accordingly, the Company recognized a liability at July 1, 2010 which represents the fair value of the contingent consideration payable. The Company determined the fair value of the contingent consideration payable to be $3,081,500 as at July 1, 2010 and a non-current liability has been recognized in this amount and the deficit has been reduced accordingly. As at December 31, 2010 and June 30, 2011, the fair value of the contingent consideration payable is $3,470,269 and $3,756,331 respectively, and $200,157, $388,769 and $674,831 has been recorded as a change in the fair value of the contingent consideration payable in the consolidated statement of comprehensive loss for the three and six month periods ended December 31, 2010 and year ended June 30, 2011, respectively.

d)	Share-based payments

Under Canadian GAAP, the Company measures stock-based compensation for stock option grants at their fair value determined using the Black-Scholes option pricing formula and expenses this equally over the options’ vesting terms. IFRS requires the fair value of stock options granted to be expensed on an accelerated basis over the options’ vesting term using a method called graded vesting.

Under Canadian GAAP, the Company recognizes the effect of forfeitures as they occur. Under IFRS, the Company is required to estimate the expected rate of stock option forfeiture at the grant date and adjust the number of options included in the measurement of the compensation expense.

As a result of the above-mentioned Canadian GAAP and IFRS share based payment differences, the Company has recorded a cumulative adjustment at July 1, 2010 within the components of shareholders’ equity that increased share-based payment reserve by $1,890,839, and increase the deficit by $1,890,839. For the three and six month periods ended December 31, 2010 and year ended June 30, 2011, the effect of these adjustments is a reduction in the share-based payment compensation expense and share-based payment reserve of $1,381,849, $1,515,198 and $1,501,990 respectively.

11

Notes to the Consolidated Interim Financial Statements

December 31, 2011

(Unaudited in Canadian dollars)

e)	Presentation of the consolidated statement of comprehensive loss

In accordance with IAS 1 – Presentation, the Company has reclassified certain amounts in the consolidated statement of comprehensive loss for the three and six month periods ended December 31, 2010 and year ended June 30, 2011 as follows:

	Six month period ended December 31, 2010	Three month period ended December 31, 2010	Year ended June 30, 2011

Cost of services	1,299,994	449,085	1,299,994
Research and development	(1,299,994)	(449,085)	(1,299,994)
expense	1,187,338	530,514	2,075,147
Selling, general and administrative expense	26,683	13,380	31,731
Amortization	(1,214,021)	(543,894)	(2,106,878)

(iv)	Adjustments to the consolidated statement of cash flows

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company bases its estimates and judgments on historical experience and on various other assumptions that it considers to be reasonable. The resulting accounting estimates will, by definition, seldom equal the related actual results. Actual results may differ from these estimates under different assumptions or conditions.

The most significant estimates included in these consolidated financial statements are the evaluation of the profitability of a revenue contract, the valuation and amortization of intangible assets, valuation allowance for deferred income tax assets, valuation of contingent consideration payable and share-based payments.

Valuation and Amortization of Intangible Assets

The Company’s intangible assets are comprised of purchased or licensed pharmaceutical compounds, technology and patents. The costs of the Company’s intangible assets are amortized over the estimated useful life ranging from 15 to 20 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company re-evaluates the useful life when there has been a change in these factors. The Company assesses its intangible assets for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its recoverable amount, which is the higher of its value in use or fair value less costs to sell, an impairment loss is recognized.

Valuation of Contingent Consideration Payable

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

(a)	Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005 (AZD103). The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products; and

(b)	The probability adjusted cash flows are discounted at a rate of 24% which is management’s best estimate of the Company’s cost of capital.

12

Notes to the Consolidated Interim Financial Statements

December 31, 2011

(Unaudited in Canadian dollars)

Valuation Allowance for Deferred Income Tax Assets

The Company has recorded a valuation allowance on certain future tax assets primarily related to the carry forward of operating losses and qualifying research and development expenses. The Company has determined that it is not probable that these carry forward amounts will be realized based on historical results and estimated future taxable income. The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carry forward amounts, which could result in a material change in our net income (loss) through the recovery of deferred income taxes. However, there is no assurance that the Company will be able to record deferred income tax recoveries in the future.

Share Based Payments

When the Company issues stock options, an estimate of fair value is derived for the equity instrument using the Black-Scholes option pricing model. The application of this option pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company’s stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company’s dividend policy in the future. If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

Recognition of Revenue

As a result of the Company’s amendment to the collaboration agreement with Elan, the Company has recognized as revenue all amounts that have been received under the contract. The recognition of revenue requires judgment in evaluating the contractual terms and assessing the Company’s performance towards meeting the contractual obligations.

5.	FINANCIAL RISK MANAGEMENT

5.1	Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company’s finance function which identifies, evaluates and where appropriate, mitigates financial risks.

(a)	Market risk

(i)	Foreign exchange risk

The Company operates in Canada and has relationships with entities in other countries. Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies, mainly the US dollar. The Company does not enter into hedging or other contracts to mitigate its exposure to foreign exchange risk and maintains sufficient US dollars to meet the Company’s planned US dollar expenses.

13

Notes to the Consolidated Interim Financial Statements

December 31, 2011

(Unaudited in Canadian dollars)

Balances in foreign currencies at December 31, 2011 and June 30, 2011 are approximately:

	December 31, 2011	June 30, 2011
	US$	US$
Cash and cash equivalents	10,294,968	7,134,877
Trade and other receivables	3,163	-
Trade and other payables	(251,653)	(150,049)
	10,046,478	6,984,828

Fluctuations in the US dollar exchange rate could potentially have a significant impact on the Company’s results. At December 31, 2011, if the Canadian dollar weakened 10% against the US dollar, with all other variables held constant, comprehensive loss for the six-month period ended December 31, 2011 would have decreased by approximately $662,000. Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, comprehensive loss for the six-month period ended December 31, 2011 would have increased by approximately $662,000.

(ii)	Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk on its cash and cash equivalents and short term investments which are at a fixed rate of interest and accordingly, their fair value can vary with the change in market interest rates. The Company’s maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets.

Although the Company monitors market interest rates, the Company’s investment policies are designed to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Based on the Company’s cash and cash equivalents and short term investments at December 31, 2011, a 1% increase in market interest rates would decrease the Company’s comprehensive loss for the period by approximately $51,000. Conversely, a 1% decrease in interest rates would increase the Company’s comprehensive loss for the period by approximately $40,000.

(b)      Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company’s exposure to credit risk at the period end is the carrying value of its cash and cash equivalents, short term investments and trade and other receivables.

The Company manages credit risk by maintaining bank accounts with Schedule 1 banks and investing in cash and cash equivalents with maturities less than 90 days and ratings of R-1 or higher. Short term investments consist of bankers’ acceptances and other debentures maturing in less than 12 months and ratings of R-1 or higher. At December 31, 2011, cash and cash equivalents and short term investments are held within one Canadian financial institution. The Company mitigates other credit risk by entering into long-term revenue agreements with companies that are well-funded and represent a low risk of default. The Company currently does not have an allowance against trade and other receivables and there are no amounts past due.

(c)      Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due.

The Company’s investment policies are designed to maintain safety of principal and provide sufficient readily available cash in order to meet liquidity requirements. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. All cash and cash equivalents and short term investments have maturities less than one year.

14

Notes to the Consolidated Interim Financial Statements

December 31, 2011

(Unaudited in Canadian dollars)

At December 31, 2011 the Company’s financial liabilities which include trade and other payables are current and are expected to be repaid within 1 to 3 months of the period end date.

The contingent consideration payable is expected to be paid as follows:

Fiscal year ending June 30, 2012	$2,847,759
Fiscal year ending June 30, 2014	$3,797,096
Fiscal year ending June 30, 2015	$4,271,664

5.2	Capital risk management

The Company’s primary objective when managing capital is to ensure its ability to continue as a going concern in order to pursue the development of its drug candidates and the out-license of these drug candidates to pharmaceutical companies. The Company attempts to maximize return to shareholders by minimizing shareholder dilution and, when possible, utilizing non-dilutive funding arrangements such as interest income and collaborative partnership arrangements.

The Company includes equity comprised of issued share capital, contributed surplus and deficit in the definition of capital. The Company has financed its capital requirements primarily through share issuances since inception and collaborative partnership agreements.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its drug candidates. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the six-month period ended December 31, 2011 from the year ended June 30, 2011.

The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months. However, the Company’s working capital may not be sufficient to meet its stated business objectives in the event of unforeseen circumstances or a change in the strategic direction of the Company. When, or if, the Company requires additional capital, there can be no assurance that the Company will be able to obtain further financing on favourable terms, if at all.

6.	CASH AND CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

The Company’s cash equivalents are invested in bankers’ acceptances and other short-term instruments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase.

Short term investments consist of a medium term note debenture in the amount of $5,006,767 at December 31, 2011 [June 30, 2011 – $5,038,356] which matures on November 23, 2012 and has a rating of R1 or higher. There were no gains or losses realized on the disposal of the short term investments in 2010 and 2011, as all the financial assets were held to their redemption date. The maximum exposure to credit risk at the reporting date is the carrying amount of short term investments.

15

Notes to the Consolidated Interim Financial Statements

December 31, 2011

(Unaudited in Canadian dollars)

Cash and cash equivalents consist of the following:

	December 31, 2011	June 30, 2011
	$	$
Cash	17,559,070	12,593,173
Cash equivalents	-	4,829,191
	17,559,070	17,422,364

7.	INTANGIBLE ASSETS

Intangible assets consist of the following:

	ENI Technology acquired [ELND005 (AZD-103)]	Patents	NMX Compounds acquired (TT-301/302)	Lilly Licenses acquired (TT-401/402)	Total
	$	$	$	$	$
As at July 1, 2011
Cost	20,547,993	386,000	11,085,259	1,055,900	33,075,152
Accumulated amortization and impairment	(10,513,849)	(386,000)	(3,061,382)	(70,835)	(14,032,066)
Net book value	10,034,144	-	8,023,877	985,065	19,043,086
As at December 31, 2011
Cost	20,547,993	386,000	11,085,259	1,055,900	33,075,152
Accumulated amortization and impairment	(11,007,587)	(386,000)	(3,430,896)	(97,231)	(14,921,714)
Net book value December 31, 2011	9,540,406	-	7,654,363	958,669	18,153,438

Period ended December 31, 2011
Opening net book value	10,034,144	-	8,023,877	985,065	19,043,086
Amortization charge	(493,738)	-	(369,514)	(26,396)	(889,648)
Net book value December 31, 2011	9,540,406	-	7,654,363	958,669	18,153,438

	Technology acquired [ELND005 (AZD-103)]	Patents	Compounds acquired (TT-301/302)	Licenses acquired (TT-401/402)	Total
	$	$	$	$	$
As at July 1, 2010
Cost	20,547,993	386,000	11,085,259	1,055,900	33,075,152
Accumulated amortization and impairment	(9,273,757)	(366,000)	(2,322,354)	(18,039)	(11,980,150)
Net book value	11,274,236	20,000	8,762,905	1,037,861	21,095,002
As at June 30, 2011
Cost	20,547,993	386,000	11,085,259	1,055,900	33,075,152
Accumulated amortization and impairment	(10,513,849)	(386,000)	(3,061,382)	(70,835)	(14,032,066)
Net book value June 30, 2011	10,034,144	-	8,023,877	985,065	19,043,086

Year ended June 30, 2011
Opening net book value	11,274,236	20,000	8,762,905	1,037,861	21,095,002
Amortization charge	(1,240,092)	(20,000)	(739,028)	(52,796)	(2,051,916)
Net book value June 30, 2011	10,034,144	-	8,023,877	985,065	19,043,086

The amortization and impairment charges of all intangible assets relates to the research and development efforts of the Company and has therefore been included in the “research and development” line in the consolidated statement of comprehensive income (loss).

16

Notes to the Consolidated Interim Financial Statements

December 31, 2011

(Unaudited in Canadian dollars)

8.	TRADE AND OTHER PAYABLES

Trade and other payables consist of the following as at:

	December 31, 2011	June 30, 2011
	$	$
Trade payables	12,684	5,840
Accrued expenses	662,333	939,520
	675,017	945,360

9.            GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED

On September 25, 2006, Elan and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company’s novel therapeutic agent, ELND005 (AZD-103), for the treatment of Alzheimer's disease.

Under the terms of the agreement, the Company received up-front payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, the Company was eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008.

On December 27, 2010, Transition and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial. As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization.

As the agreement is now a royalty arrangement, Transition is no longer obligated to fund the development or commercialization of ELND005 (AZD-103) and has relinquished its 30% ownership of ELND005 (AZD-103) to Elan. In light of the amendments to the collaboration agreement, the Company no longer has any funding obligations to Elan for the development of ELND005 (AZD-103).

During the comparative three and six month periods ended December 31, 2010, the Company recognized revenue of $449,085 and $1,299,994 in respect of the milestone payments received. In addition, the US$9 million payment resulting from the modification of the Agreement was also recognized as revenue during the three-month period ended December 31, 2010.

10.          LICENSING AND COLLABORATION AGREEMENT WITH ELI LILLY AND COMPANY

On March 3, 2010, Transition and Eli Lilly and Company (“Lilly”) entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and will retain the option to reacquire the rights to the compounds at a later date. Lilly will retain this option up until the end of Phase II. If Lilly exercises these rights, Transition would be eligible to receive milestone payments of up to US$250 million and up to low double digit royalties on sales of products containing such compounds should such products be successfully commercialized. If Lilly does not exercise these rights, Lilly would be eligible for low single digit royalties from Transition on sales of products containing such compounds should such products be successfully commercialized.

The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

17

Notes to the Consolidated Interim Financial Statements

December 31, 2011

(Unaudited in Canadian dollars)

11.          CONTINGENT CONSIDERATION PAYABLE

Under the terms of the ENI step-acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price and a royalty of up to 1% on net sales of the ELND005 (AZD-103) product.

At July 1, 2010, upon adoption of IFRS, an amount of $3,081,500 was recognized as contingent consideration payable based on management’s estimates. During the year ended June 30, 2011 and the six-month periods ended December 31, 2011 and 2010, no contingent consideration was paid. The change in the fair value for the three and six month periods ended December 31, 2011 was nil. The change in fair value for the comparative three and six month periods ended December 31, 2010 was $200,157 and $388,769 respectively.

The different levels of fair value hierarchy are defined as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets and liabilities;
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3:	Inputs for asset or liability that are not based on observable market data and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

(a)	Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005 (AZD103). The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products; and

(b)	The probability adjusted cash flows are discounted at a rate of 24% which is management’s best estimate of the Company’s cost of capital.

12.          SHARE CAPITAL

Authorized

At December 31, 2011, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.

Common shares issued and outstanding during the period

On November 22, 2011, the Company announced the closing of its private placement financing issuing 3,703,703 common shares at a price of US$1.35 per share, raising gross proceeds of $5,095,000 (US$5,000,000). The Company incurred total share issuance costs of $259,000, resulting in net cash proceeds of approximately $4,836,000.

At December 31, 2011, there were 26,921,302 common shares issued and outstanding.

Stock Options

			Weighted Average
			Exercise Price
Stock options#		$	$
Stock options outstanding, July 1, 2011	1,549,101	3,179,327	5.57
Stock options expired [iii]	(182,443)	(648,787)	5.94
Stock options forfeited or cancelled [iv]	(65,910)	(105,159)	6.02
Stock based compensation expense under IFRS		782,996	—
Stock options outstanding, December 31, 2011	1,300,748	3,208,377	5.65

18

Notes to the Consolidated Interim Financial Statements

December 31, 2011

(Unaudited in Canadian dollars)

			Weighted Average
			Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2010	2,070,127	9,228,319	10.80
Stock options issued [i]	210,000	—	3.50
Stock options expired [iii]	(93,860)	(586,510)	9.69
Stock options forfeited or cancelled [iv]	(1,060,555)	(5,831,674)	13.59
Stock based compensation expense under IFRS		708,188	—
Stock options outstanding, December 31, 2010	1,125,712	3,518,323	6.90

[i]         The fair value of the stock options issued during the six-month period ended December 31, 2011 was nil [six-month period ended December 31, 2010 - $453,600]. The fair value of the options at the date of grant for the six-month period ended December 31, 2010 was estimated using the Black-Scholes option pricing model based on the following assumptions: expected option life of 4 years, volatility of 0.83996, risk free interest rate of 2.29% and a dividend yield of 0%.

[ii]         During the six-month periods ended December 31, 2011 and 2010, no stock options were exercised.

[iii]        During the six-month period ended December 31, 2011, 182,443 stock options expired unexercised. These stock options had a fair value of $648,787 which has been reclassified to contributed surplus. In the six-month period ended December 31, 2010, 93,860 stock options expired unexercised. These expired stock options had a fair value of $586,510 which has been reclassified to contributed surplus.

[iv]       During the six-month period ended December 31, 2011, 65,910 stock options were forfeited or cancelled. These options had a fair value of $105,159 and at the date of forfeit, 17,547 were vested and 48,363 were unvested. In the six-month period ended December 31, 2010, the Company’s management team voluntarily forfeited 1,060,555 options: 799,453 of these options were vested and the remaining 261,102 were unvested. The unamortized portion of these options have been included in share-based payment compensation expense for the three month period ended December 31, 2010.

[v]        The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at December 31, 2011 are $7,346,027 [June 30, 2011 - $8,621,765].

19

Notes to the Consolidated Interim Financial Statements

December 31, 2011

(Unaudited in Canadian dollars)

13.	EXPENSES BY NATURE

	Six month period ended December 31, 2011	Six month period ended December 31, 2010	Three month period ended December 31, 2011	Three month period ended December 31, 2010
	$	$	$	$
Research and development
Clinical trials and manufacturing	2,400,175	1,629,059	1,122,355	809,340
Amortization	905,301	1,187,337	451,104	530,513
Salaries and benefits	660,081	914,623	338,983	475,539
Stock compensation expense	132,100	207,302	55,279	116,032
Facility lease costs and utilities	116,388	80,322	58,087	40,161
General laboratory supplies and materials	59,313	77,274	26,202	35,044
Ontario investment tax credits	(160,724)	(101,638)	(88,654)	(75,848)
	4,112,634	3,994,279	1,963,356	1,930,781

Selling, general and administrative expenses
Salaries and benefits	1,231,109	1,004,589	782,777	498,950
Professional fees and services	307,100	636,683	175,124	476,039
Insurance	135,958	242,262	67,979	120,964
Stock compensation expense	650,896	500,886	382,742	307,189
Facility lease costs and utilities	103,336	204,616	51,735	102,308
Business development, corporate communication and investor relations	263,564	101,405	112,368	23,070
Regulatory and stock transfer fees	26,281	41,472	7,703	18,845
Office and related expenses	95,049	154,070	45,925	95,034
Amortization	11,377	26,684	3,825	13,381
	2,824,670	2,912,667	1,630,178	1,655,780

Cost of sales are amounts paid to Elan in respect of the Company’s share of the development costs incurred in the period.

14.	EARNINGS (LOSS) PER SHARE

Basic and diluted loss per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common shares outstanding during the year. The outstanding options to purchase common shares of 1,300,748 [December 31, 2010 – 1,125,712] are not included in the calculation of diluted earnings per share as the effect is anti-dilutive due to the losses incurred in the period or the average market price was below the exercise price. For the six-month periods ended December 31, 2011 and 2010, 79,908 contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

	Six-month period ended December 31, 2011	Six-month period ended December 31, 2010	Three-month period ended December 31, 2011	Three-month period ended December 31, 2010
Income (loss) attributable to equity holders of the Company	$(6,661,178)	$1,661,310	$(3,790,421)	$5,195,827
Weighted average number of common shares outstanding	23,942,844	23,137,691	24,747,997	23,137,691

20

Notes to the Consolidated Interim Financial Statements

December 31, 2011

(Unaudited in Canadian dollars)

15.	CONTINGENCIES AND COMMITMENTS

At December 31, 2011, the Company is committed to aggregate expenditures of $4,000 under its collaboration agreements [June 30, 2011 -$9,000]. In addition, at December 31, 2011, the Company is committed to aggregate expenditures of approximately $836,000 [June 30, 2011 - $1,231,000] for clinical and toxicity studies to be completed during fiscal 2012, approximately $464,000 [June 30, 2011 - $598,000] for manufacturing agreements and approximately $8,000 [June 30, 2011 - $128,000] for consulting and other agreements.

16.	CHANGE IN WORKING CAPITAL

The change in working capital consists of the following:

	Six-month period ended December 31, 2011	Six-month period ended December 31, 2010	Three-month period ended December 31, 2011	Three-month period ended December 31, 2010
	$	$	$	$
Trade and other receivables	76,979	(8,943,216)	44,364	(8,983,068)
Investment tax credits receivable	(114,929)	(48,549)	(73,437)	(47,604)
Prepaid expenses and deposits	422,285	314,798	421,796	170,863
Trade and other payables	(270,343)	4,463	2,322	(204,584)
	113,992	(8,672,504)	395,045	(9,064,393)

17.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management includes the Company’s directors, and members of the senior management team. The compensation paid or payable to key management for employee services is show below:

	For the six month period ended December 31, 2011	For the six month period ended December 31, 2010	For the three month period ended December 31, 2011	For the three month period ended December 31, 2010
	$	$	$	$
Salaries and other short-term employee benefits	779,077	810,761	400,628	406,754
Termination benefits	286,761	-	286,761	-
Stock-compensation expenses	726,076	653,115	416,001	386,456
	1,791,914	1,463,876	1,103,390	793,210

In June, 2011, the Company entered into a consulting agreement with P&S Global Ventures (“P&S”), a company that is controlled by a Director of the Corporation. Total fees and disbursements charged by P&S during the three and six month periods ended December 31, 2011 were $24,599 and $97,082, respectively and are included in general and administrative expenses. The consulting agreement was terminated effective October 30, 2011 and the balance owing at December 31, 2011 is nil.

During the three month period ended December 31, 2011, the President and Chief Financial Officer left the Company, which resulted in a termination payment of $286,761.

18.	SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents, and operates in Canada. All revenues recognized during the comparative six and three month periods ended December 31, 2010 are from one partner, Elan Pharma International Limited, a company based in Ireland.

21